NEWS RELEASE

September 25, 2012	Release 07-2012

WESTERN COPPER AND GOLD ANNOUNCES PRIVATE PLACEMENT OF FLOW-THROUGH
COMMON SHARES

Not for Dissemination in the United States or through U.S. Newswires

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that it is conducting a non-brokered private placement for 500,000 flow-through common shares involving certain insiders of the Company at a price of $0.80 per share for gross proceeds of $400,000.

The gross proceeds from this private placement, which is subject to regulatory acceptance, will be used for qualifying Canadian Exploration Expenses. Closing is expected to occur on or about October 5, 2012.

Certain directors and officers of the Company may acquire securities under the private placement. Any such participation would be considered to be a "related party transaction" as defined under Multilateral Instrument 61-101 ("MI 61-101”). The transaction will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of any shares issued to or the consideration paid by such persons will exceed 25% of the Company's market capitalization.

This news release does not constitute an offer to sell or solicitation of an offer to sell any of the securities in the United States. The securities described herein have not been and may never be registered under the United States Securities act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable law or unless an exception from registration is available.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pittable gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

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For more information please contact Paul West-Sells, President & COO or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may,” “expects,” “anticipates,” “believes,” “targets,” “forecasts,” “schedules,” “goals,” “budgets,” or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the completion of the private placement and use of proceeds. All forward-looking statements and information are based on Western Copper and Gold's or its consultants' current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation that regulatory approvals to the proposed private placement and proposed listings will be obtained in a timely manner. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western Copper and Gold’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Important factors that could cause actual results to differ materially from the Company’s expectations include market prices, availability of capital and financing, general economic, market and business conditions, and timeliness of regulatory approvals. Examples of potential risks are set forth in Western Copper and Gold’s annual report most recently filed with the U.S. Securities and Exchange Commission and the Canadian Securities Administrators as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western Copper and Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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